                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)*


                                  CARDIMA, INC.
                                  -------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    14147m106
                                    ---------
                                 (CUSIP Number)

                                December 3, 2004
                                ----------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 14147M106
--------- ------------------------------------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
                 RICHTIME MANAGEMENT LIMITED
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          N/A

--------- ------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) | |
                                                                            (b) | |

--------- ------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


--------- ------------------------------------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
                 BRITISH VIRGIN ISLANDS

------------------------- ----- --------------------------------------------------------------------------------------


                          5     SOLE VOTING POWER
                                      None

                          ----- --------------------------------------------------------------------------------------
    NUMBER OF             6     SHARED VOTING POWER
     SHARES                           2,421,363
  BENEFICIALLY
    OWNED BY              ----- --------------------------------------------------------------------------------------
      EACH                7     SOLE DISPOSITIVE POWER
    REPORTING                         None
   PERSON WITH
                          ----- --------------------------------------------------------------------------------------
                          8     SHARED DISPOSITIVE POWER
                                      2,421,363


--------- ------------------------------------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,421,363

--------- ------------------------------------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                 CERTAIN SHARES*                                                |_|


--------- ------------------------------------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                 2.4%

--------- ------------------------------------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*
                 CO

--------- ------------------------------------------------------------------------------------------------------------


CUSIP No. 14147M106
--------- ------------------------------------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
                 ENM INVESTMENTS LIMITED (FORMERLY E-NEW MEDIA INVESTMENTS
                 LIMITED)
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          N/A

--------- ------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) | |
                                                                            (b) | |

--------- ------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


--------- ------------------------------------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
                 CAYMAN ISLANDS

------------------------- ----- --------------------------------------------------------------------------------------


                          5     SOLE VOTING POWER
                                      None

                          ----- --------------------------------------------------------------------------------------
    NUMBER OF             6     SHARED VOTING POWER
     SHARES                           2,421,363
  BENEFICIALLY
    OWNED BY              ----- --------------------------------------------------------------------------------------
      EACH                7     SOLE DISPOSITIVE POWER
    REPORTING                         None
   PERSON WITH
                          ----- --------------------------------------------------------------------------------------
                          8     SHARED DISPOSITIVE POWER
                                      2,421,363


--------- ------------------------------------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,421,363

--------- ------------------------------------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                 CERTAIN SHARES*                                                |_|

--------- ------------------------------------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                 2.4%

--------- ------------------------------------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*
                 CO

--------- ------------------------------------------------------------------------------------------------------------



CUSIP No. 14147M106
--------- ------------------------------------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
                 E-NEW MEDIA COMPANY LIMITED
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          N/A

--------- ------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) | |
                                                                            (b) | |

--------- ------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


--------- ------------------------------------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
                 HONG KONG

------------------------- ----- --------------------------------------------------------------------------------------


                          5     SOLE VOTING POWER
                                      None

                          ----- --------------------------------------------------------------------------------------
    NUMBER OF             6     SHARED VOTING POWER
     SHARES                           2,421,363
  BENEFICIALLY
    OWNED BY              ----- --------------------------------------------------------------------------------------
      EACH                7     SOLE DISPOSITIVE POWER
    REPORTING                         None
   PERSON WITH
                          ----- --------------------------------------------------------------------------------------
                          8     SHARED DISPOSITIVE POWER
                                      2,421,363


--------- ------------------------------------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,421,363

--------- ------------------------------------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                 CERTAIN SHARES*                                                |_|

--------- ------------------------------------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                 2.4%

--------- ------------------------------------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*
                 CO

--------- ------------------------------------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a). NAME OF ISSUER:

Cardima, Inc. (the "Issuer").

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Issuer's principal executive offices are located at 47266 Benica Street, Fremont, CA 94538-7330.

ITEM 2(a). NAME OF PERSONS FILING:

Richtime Management Limited, ENM Investments Limited (formerly e-New Media Investments Limited) and e-New Media Company Limited. E-new Media Company Limited is the sole shareholder of ENM Investments Limited, which is the sole shareholder of Richtime Management Limited.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business offices for each of Richtime Management Limited, ENM Investments Limited and e-New Media Company Limited is Suite 1502, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.

ITEM 2(c). CITIZENSHIP:

Richtime Management Limited is a corporation organized under the laws of the British Virgin Islands. ENM Investments Limited is a corporation organized under the laws of the Cayman Islands. E-New Media Company Limited is a corporation organized under the laws of the Hong Kong Special Administrative Region, the People's Republic of China.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.001 per share.

ITEM 2(e). CUSIP NUMBER:

14147M106

ITEM 3. IF THIS STATEMENT IF FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

         (e) [ ] An investment adviser in accordance with Section
                 240.13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with
                 Section 240.13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with
                 Section 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

         Not applicable.

ITEM 4. OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned. Each of Richtime Management Limited, ENM Investments Limited and e-New Media Company Limited (each a "Reporting Person" and together the "Reporting Persons") may be deemed to beneficially own 2,421,363 shares of Common Stock as of the date of this filing.

                  As of the date of this filing, Richtime Management Limited is the record owner of 2,031,871 shares of Common Stock (the "Record Shares"). In addition, Richtime Management Limited holds two warrants (the "Warrants") to purchase an aggregate amount of 389,492 shares of Issuer's Common Stock (the "Warrant Shares"). Pursuant to the terms of the Warrants, the Warrants are currently exercisable and the Warrant Shares have therefore been included in the calculation of beneficial ownership.

                  By virtue of the relationships between the Reporting Persons, each Reporting Person may be deemed to beneficially own the Record Shares and the Warrant Shares.

         (b)      Percent of Class.


                  Entity                                      Percent of Common Stock
                  ------                                      -----------------------
                  Richtime Management Limited                          2.4%

                  ENM Investments Limited                              2.4%

                  e-New Media Company Limited                          2.4%


                  The foregoing percentages are calculated based on an aggregate total of 101,695,105 shares of Common Stock outstanding consisting of (i) 84,840,174 shares of Common Stock outstanding as of October 31, 2004 reported to be outstanding in Issuer's most recent quarterly report on Form 10-Q for the quarter ended September 30, 2004, (ii) 16,465,439 shares of Common Stock issued in a private placement reported in Issuer's Current Report on Form 8-K dated November 24, 2004 and (ii) 389,492 shares of Issuer's Common Stock represented by the Warrant Shares.

         (c)      Number of shares which such person has:
                  (i)      Sole power to vote or to direct the vote:
                           0 shares for each Reporting Person.

                  (ii)     Shared power to vote or direct the vote:
                           Richtime Management Limited          2,421,363 shares
                           ENM Investments Limited              2,421,363 shares
                           e-New Media Company Limited          2,421,363 shares

                  (iii)    Sole power to dispose or direct the dispositions of:
                           0 shares for each Reporting Person.

                  (iv)     Shared power to dispose or direct the dispositions
                           of:
                           Richtime Management Limited          2,421,363 shares
                           ENM Investments Limited              2,421,363 shares
                           e-New Media Company Limited          2,421,363 shares

         Each of e-New Media Company Limited and ENM Investments Limited hereby expressly disclaim beneficial ownership of any shares of Common Stock of Issuer.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable. The Reporting Persons expressly disclaim membership in a "group" as defined in Rule 13d-1(b)(ii)(H).

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: January 11, 2004


RICHTIME MANAGEMENT LIMITED



By:            /s/ James C. Ng
         -----------------------------
Name:    James C. Ng
Title:   Executive Director



ENM INVESTMENTS LIMITED



By:            /s/ James C. Ng
         -----------------------------
Name:    James C. Ng
Title:   Director



E-NEW MEDIA COMPANY LIMITED



By:            /s/ James C. Ng
         -----------------------------
Name:    James C. Ng
Title:   Director